ASANKO GOLD PUBLISHES
2018 CORPORATE SOCIAL RESPONSIBILITY REPORT

Vancouver, British Columbia, March 28, 2019 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) today published its fifth consecutive Corporate Social Responsibility (“CSR”) Report, the third to be produced in accordance with the ‘Core’ guidelines of the internationally recognized Global Reporting Initiative (“GRI”) standards and the first report to be externally assured.

Peter Breese, President and CEO, said: “We are pleased to present our fifth annual, and first externally assured, CSR Report to our stakeholders. This is a measure of our commitment to ESG reporting and responsible mining.

During the year, we continued with the implementation of a range of programs designed to improve the delivery of healthcare services in our local communities, strengthen literacy and education services and broaden access to finance through our award winning Obotan Co-operative Credit Union. These programs are making a real difference to the lives of our community members, offering them the opportunity to earn livelihoods, educating the next generation and supporting the development of the local economy.

In 2018, 99% of our workforce were Ghanaian, of which 41% were from our local communities, we supported 264 Ghanaian businesses purchasing goods and services valued at US$233 million, 96 were from the Ashanti Region where our mine is based, and we paid nearly US$41 million in royalties and taxes to the Ghanaian Government.

A strong social licence to operate is vital to the success and long-term sustainability of our business and I would like to thank our local stakeholders, from our community members to the District Assembly, government departments, local chiefs, the Paramount Chief and, of course, His Majesty the King of Ashanti, Asantehene Otumfuo Osei Tutu II, for their support during the year.”

To learn more about Asanko’s CSR activities, please view the 2018 CSR Report on our website: www.asanko.com.

Enquiries:
Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

About Asanko Gold Inc.
Asanko’s flagship project, located in Ghana, West Africa, is the jointly owned Asanko Gold Mine with Gold Fields Ltd, which Asanko manages and operates. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.